Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  The Procter & Gamble Company
Commission File No.:  001-00434
June 4, 2008
Dear Folgers Employees,
We are pleased to announce The J. M. Smucker Company has entered into a definitive agreement to merge the Folgers® coffee business into The J. M. Smucker Company in an all-stock “Reverse Morris Trust” transaction expected to close in October 2008. We are excited to welcome you to the Company and look forward to working closely with you to integrate the Folgers business into the Smucker family.
The J. M. Smucker Company, like the Folgers brand, has a rich heritage — a history of providing quality products and maintaining strong consumer loyalty. We were founded in 1897 when the Company’s namesake and founder, Jerome M. Smucker, sold his first product — apple butter — from the back of a horse-drawn wagon. Today, over 110 years later, our family-run Company is the leading marketer and manufacturer of fruit spreads, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America. Our family of brands includes Smucker’s®, Jif®, Crisco®, Pillsbury®, Eagle Brand®, R.W. Knudsen Family®, Hungry Jack®, White Lily® and Martha White® in the United States, along with Robin Hood®, Five Roses®, Europe’s Best® and Bick’s® in Canada.
The addition of this iconic brand supports the Company’s strategy of owning and marketing #1 food brands in North America. The Folgers brand will be our tenth #1 brand, and with $1.8 billion in sales, will be our largest brand. Coffee, like peanut butter, fruit spreads, cooking oils and flour, is an item included in more than 80% of household pantries. The key attributes of our combined brands, such as the natural association of coffee and jelly with breakfast, present us with unique and powerful marketing leverage.
At Smucker, our purpose is to help families share memorable meals and moments. Key to achieving our purpose is our strategic vision of owning and marketing #1 food brands in North America. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers, and special occasions — all of which foster family connections and lasting memories. Bringing families together is best accomplished by employees who feel like family themselves. At Smucker, we maintain a unique family feeling by genuinely living our Basic Beliefs: Quality, People, Ethics, Growth, and Independence. Adherence to these time-honored principles has helped us to be recognized by Business Ethics magazine for our corporate citizenship and ranked by FORTUNE magazine on its list of “100 Best Companies to Work For.” We credit the dedication and commitment of our employees as key reasons for our success, and we look forward to welcoming each of you to our team.
Your dedication and commitment to the Folgers business are evident by the quality products that we are proud to welcome to our family. We believe the many common commitments shared by our organizations represent a great foundation for a smooth integration of the talented Folgers employees and market-leading brand into The J. M. Smucker Company. In fact, our successful integration of Jif and Crisco is a testament to this belief, as the brands and their respective teams in Lexington and Cincinnati have continued to flourish at Smucker. We are confident this integration will be equally rewarding, leading to future growth and opportunities for our Company and constituents — consumers, customers, employees, suppliers, communities and shareholders.
Once again, we are proud to welcome you to The J. M. Smucker Company and are pleased to have you and the Folgers business as part of the family.
Sincerely,

/s/ Tim Smucker	/s/ Richard Smucker

In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement with the SEC, which will include Smucker’s proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, or by contacting The J.M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.
Smucker, P&G and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Smucker & P&G may be found in their most recent Annual Reports on Form 10-K and definitive proxy statements for their most recent annual meetings of shareholders filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Smucker documents can be obtained free of charge from the sources indicated above. P&G documents are available free of charge on the SEC’s website and also may be obtained by contacting The Procter & Gamble Company, Shareholder Services Department, PO Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

The J. M. Smucker Company Forward Looking Information
This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect Smucker are detailed from time to time in reports filed by Smucker with the SEC, including Forms 10-Q, 10-K and 8-K.